Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated December 21, 2011, except for all share and per share numbers presented, as to which the date is April 3, 2012 with respect to the consolidated financial statements of CNS Response, Inc. and its subsidiaries which expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty for the two-year period ended September 30, 2011, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Cacciamatta Accountancy Corporation
CACCIAMATTA ACCOUNTANCY CORPORATION

Irvine, California
May 30, 2012